650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com
October 30, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Al Pavot
Tracie Mariner
Celeste Murphy
Chris Edwards

Re:	Seer, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted September 25, 2020
CIK No. 0001726445
Ladies and Gentlemen:
On behalf of our client, Seer, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated October 20, 2020 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is concurrently submitting via EDGAR this letter and an Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 1.
AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDO      LOS ANGELES      NEW YORK
PALO ALTO      SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHA      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission
October 30, 2020

Draft Registration Statement Submitted on September 25, 2020
Cover Page
1.We note that each share of Class B common stock is entitled to ten votes per share. Please tell us whether you will be considered a controlled company and if so, please include disclosure of your controlled company status on the prospectus cover page and, if true, that you do not intend to comply with certain corporate governance requirements.
The Company respectfully advises the Staff that while the Company does expect the holders of the Class B common stock to collectively represent more than a majority of the combined voting power of the Company’s common stock outstanding immediately following the offering, the Class B common stockholders do not operate as a group and they make their own voting and disposition decisions. In addition, the Company does not expect that any individual stockholder will own more than a majority of the combined voting power of the Company’s common stock outstanding immediately following the offering. Accordingly, the Company does not expect to be a “controlled company” following the offering and it does not intend to use the related exemptions to governance rules.
Overview, page 1
2.We note the comparison of your Proteograph product to the success of next generation sequencing technologies in the field of genomics. Please revise to balance the disclosure to indicate that there can be no guarantee that your products will achieve similar results.
In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 3, 74, 89 and 93. In addition, the Company advises the Staff that it has also expanded its discussion on the limitations of the comparison to the genomics market in the Risk Factors on page 21.
3.We note you have a three phase plan to commercialize your product. Please tell us whether you plan to charge customers for your products with whom you collaborate in the first phase of commercialization and whether you anticipate any sales discounts or other promotions in connection with the second or third phases of your commercialization plans. Please also quantify the size of your installed base.
In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 90.
4.Please revise to disclose clearly and prominently that your products are currently labeled for research use only. Also revise to disclose how this designation impacts your addressable market.
In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 6, 90 and 103.

Securities and Exchange Commission
October 30, 2020

Markets, page 6
5.We note that you provide the overall market size for the proteomics and genomics markets. Please disclose the portion of these markets that are addressable by the potential applications of your Proteograph product. Please also clarify whether you will need FDA approval for any other these potential applications, such as diagnostics.
In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 103.
Material Weakness, page 32
6.Please disclose the details surrounding your conclusion that you lack the necessary number of accounting personnel to remedy your internal control weaknesses. Specifically, please disclose how many accounting personnel you hired in 2020 and how many additional accounting personnel you believe are needed to remedy the weaknesses -- and when you anticipate these additional personnel to be hired.
In response to the Staff’s comment, the Company has revised its disclosure on page 32.
Use of Proceeds, page 62
7.We note you intend to use the net proceeds from this offering to support research and development, to commercialize your Proteograph Product Suite and for general corporate purposes. Please disclose the approximate amount intended to be used for each such purpose as required by Item 504 of Regulation S-K. Please also specify how far in the commercialization process of the Proteograph product you expect to reach with the proceeds of the offering. If any additional funds will be needed to accomplish the goals listed, please discuss the sources and amounts of those additional proceeds.
In response to the Staff’s comment, the Company has revised its disclosure on page 64 and intends to revise the amounts for each purpose once the size of the offering has been determined.
PrognomIQ, page 74
8.Please expand your description of the transaction rationale to specifically explain how the new application growth ecosystems are significantly greater at the affiliated entity as opposed to having the development activities performed directly by the Registrant. Given that the Registrant holds a significant equity interest in the affiliated entity, please disclose the affiliate’s planned business activities. For example, it is not clear whether the affiliate has the facilities and personnel needed to perform substantive research and development activities. Further, it is not clear whether the Registrant will be providing facility space, personnel, and specific services on behalf of the affiliate. Disclose also whether the Registrant has a contractual right to any fees or royalties related to the PrognomIQ intellectual property transfers, licenses and assignments referenced on page 118.
In response to the Staff’s comment, the Company has revised its disclosure on pages 76, 115, 116, 124 and 125. The Company respectfully advises the Staff, that while the Company is currently an

Securities and Exchange Commission
October 30, 2020

19% equity holder in PrognomIQ, PrognomIQ is a separate company and the Company does not control the future activities of PrognomIQ. Though the Company is not involved in determining PrognomIQ’s planned business activities or strategy, the Company understands that PrognomIQ plans to develop and commercialize health and disease tests that leverage the Proteograph’s data by combining the protein data from the Proteograph, with genomics and other -omics data, to create a multi-omics approach to such testing.
Stock-Based Compensation, page 79
9.Please expand this disclosure to quantify the amount of compensation expense that will be generated by the 2020 equity issuances referenced in Item 15. Disclose also in MD&A the amount of stock compensation expense that you expect to recognize in fiscal 2021 from all existing compensatory equity issuances.
In response to the Staff’s comment, the Company has revised its disclosure on page 85.
Collaboration and License Agreements, page 117
10.Please expand your discussion of the intellectual property transfer and license agreement with PrognomIQ to include the material financial terms including milestone payments and royalty terms. Please also file the agreement as an exhibit or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.
In response to the Staff’s comment, the Company has revised its disclosure on pages 124 and 125. The Company respectfully advises the Staff that there are no milestone payments and royalty terms associated with the intellectual property transfer and license agreement entered into in connection with the PrognomIQ transaction. Additionally, the agreement is not material to the Company. This license is non-exclusive and does not impose any material obligations, including financial obligations, to or from the Company. Given the absence of any material obligations or payment rights, the Company submits that the filing of the license is not required under Item 601(b)(10) of Regulation S-K and would not provide any material information to investors that is not already included in the Draft Registration Statement.
Supplementally, while the Company does not deem the sublicense to PrognomIQ of the license with the Brigham and Women’s Hospital to be material to the Company, in response to the Staff’s comments, it has included disclosure regarding the financial terms in Amendment No. 1. Please also see the Company’s response to Comment 8.
Description of Capital Stock
Exclusive Forum, page 151
11.Please revise this section so that it is consistent with the risk factor disclosure on page 54 where you state that that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
In response to the Staff’s comment, the Company has revised its disclosure on page 166 and 167.

Securities and Exchange Commission
October 30, 2020

Financial Statements, page F-1
12.Please revise your filing to include interim financial information according to the guidance in Rule 3-12 of Regulation S-X.
The Company advises the Staff that it has revised its disclosure to include its interim financial information as of September 30, 2020.
Exhibits
13.Please revise the Exhibit Index to clarify your basis for redacting certain information contained in Exhibit 10.6. In this regard, we note that the notation below your Exhibit Index indicates that you are requesting confidential treatment for information contained in the exhibits. Please revise the Exhibit Index accordingly or advise.
In response to the Staff’s comment, the Company has revised the notation to the Exhibit Index on page II-6.
General
14.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Under separate cover, the Company will supplementally provide the Staff with a copy of the corporate presentation slide deck that has been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.
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Securities and Exchange Commission
October 30, 2020

Please direct any questions with respect to this confidential submission to me at (650) 849-3223 or tjeffries@wsgr.com or Christina Poulsen at (650) 849-3245 or cpoulsen@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Omid Farokhzad, M.D., Seer, Inc.
David Horn, Seer, Inc.
Erin Baucom, Deloitte & Touche LLP
Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.
Alan Denenberg, Davis Polk & Wardwell LLP